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                                                                EXHIBIT 2.(d)(1)
                               MAISON DUPUY HOTEL
                             NEW ORLEANS, LOUISIANA

                         PROFIT PARTICIPATION AGREEMENT
                         ------------------------------

     THIS PROFIT PARTICIPATION AGREEMENT (this "Agreement") is made as of this 16th day of October, 1996, by and between THI FQ L.P., a Delaware limited partnership ("THI") and Great AQ Steamboat Co. ("Participant"), a Delaware corporation.

                              Preliminary Recitals
                              --------------------

     A. Participant, as Seller, and Thayer Hotel Investments L.P. (the general partner of THI), as Buyer, among others, have entered into that certain Amended and Restated Purchase Agreement dated August 19, 1996 (the " Purchase Agreement");

     B. As additional consideration under the Purchase Agreement, THI provided Participant a "Profit Participation" in the Property (as such term is hereinafter defined), in an amount not to exceed $2.0 Million, in accordance with and subject to the terms of this Agreement; and

     C. As required by and in accordance with the Purchase Agreement, and for Ten Dollars ($10.00) in hand paid, being good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, THI and Participant have entered into this Agreement.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. Preamble and Preliminary Recitals. The Preamble and Preliminary Recitals set forth above are hereby incorporated in and made a part of this Agreement.

     2. Definition. As used in this Agreement, each of the following terms shall have the meaning ascribed in this Section 2.

          A. "Base Payment Amount" means the minimum amount to be paid on account of the Profit Participation; which amount shall be $300,000 during the period commencing on the date hereof and ending on the third anniversary hereof, and $500,000 thereafter.

          B. "Disposition" means any sale, exchange, refinancing or other transaction with a bona fide third party which, constitutes a capital event with respect to all or substantially all the Property or any portion thereof or interest therein.

          C. "Distribution" means any distribution made by THI to the Partners (as such term is hereinafter defined) from revenues generated by the Property (such as net operating income, sale and refinancing proceeds and condemnation and insurance proceeds), whether the distribution is made in cash or other property (with such other property being valued for this purpose at its fair market value as of the date of the distribution), but only after paying or providing for all expenses and other liabilities arising from or with respect to the Property or any part thereof or interest therein; provided, however, a "Distribution" shall not be deemed to include "Net Disposition Proceeds" (as such term is hereinafter defined).




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         D.     "Equity Amount" means, as of any particular date, the amount equal to all cash paid or invested in THI by the Partners from their own funds (and not from revenues generated by the Property) in connection with the ownership of the Property.

        E. "Excess Operating Income" means, with respect to THI, for any trailing twelve (12) month period, the surplus of: (i) income generated from the Property before giving effect to interest expense, federal, state and local income and franchise tax expense, depreciation expense, amortization expense, related party expenses in excess of market rates, and any other non-cash item which would have the effect of reducing net income for such period (all as reflected by THI on its financial statements, consistently applied); over (ii) the Pro Forma Operating Income for the periods and in the amounts set forth on Exhibit A attached hereto (years 2-5 consistent with those figures presented to the Partners advisory board), adjusted to reflect the trailing twelve (12) month period as appropriate.

        F. "Net Disposition Proceeds" means the net proceeds from the Disposition of the Property after deducting any expenses in connection therewith (but only bona fide third party expenses and related party expenses at market rates) and any amounts applied toward the payment of any indebtedness of THI (including Partner Loans).

        G. "Partners" means Thayer Hotel Investments L.P., a Delaware limited partnership, Thayer Hotel Investors II L.P., a Delaware limited partnership and THIE New Orleans Investment L.P., a Delaware limited partnership, and their respective successors and assigns, and any other partners of THI.

        H. "Person" means any individual, corporation, partnership or entity.

        I. "Preferred Return Amount" means the amount (not less than zero) which, taking into account all other Distributions previously made to the Partners, will result in such Partners having received total Distributions that result in an "internal rate of return" to such Partners of twenty-five percent (25%) with respect to the aggregate Equity Amount. As used herein, "internal rate of return" is the annual discount rate at which the aggregate present value, computed as of the date hereof, of all Distributions made to Partners would equal the sum of (i) the initial Equity Amount plus (ii) the aggregate present value, computed as of date hereof, of any additional Equity Amounts contributed by the Partners, using in such calculation an annual discount rate of twenty-five percent (25%) for the period from the date hereof to the date of contribution of each Equity Amount. For purposes of this calculation, Distributions (i) shall be made in accordance with THI's limited partnership agreement and in no event shall excess cash flow from the Property be distributed less frequently than every twelve (12) months, and (ii) made other than on an anniversary of the date hereof shall be discounted back to the nearest anniversary of the date hereof at an annual rate of twenty-five percent (25%).

        J. "Property" means that property commonly known as the Maison Dupuy Hotel, 1001 Toulouse Street, New Orleans, Louisiana (the legal description of which is set forth on Exhibit A to the Purchase Agreement); all improvements and additions thereto, and all replacements of any thereof as existing from time to time; and all rents, profits and proceeds thereof.

     3. Profit Participation.

       (a) Upon a Disposition, THI shall, not later than thirty (30) days thereafter, pay to Participant an amount, not to exceed $2.0 Million, equal to the greater of (i) the Base Payment Amount, or (ii) fifty percent (50%) of the excess of the Net Disposition Proceeds over the Preferred



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Return Amount, whereupon this Agreement shall terminate and neither party shall have any further liability hereunder.

             (b) If, after the seventh (7th) anniversary hereof, THI has neither completed a Disposition of the Property nor exercised its call rights pursuant to Section 4 below, THI shall pay to Participant, not later than thirty (30) days thereafter, the greater of (i) the Base Payment Amount, or (ii) an amount, not to exceed $2.0 Million, equal to fifty percent (50%) of the Excess Operating Income multiplied by ten (10), whereupon this Agreement shall terminate and neither party shall have any further liability hereunder.

     4. THI's Call Rights.

             (a) Any time after the first anniversary hereof, THI shall have the right to terminate the Profit Participation by giving written notice to Participant and paying to Participant the greater of (i) the Base Payment Amount, or (ii) an amount, not to exceed $2.0 Million, equal to fifty percent (50%) of the Excess Operating Income multiplied by ten (10), whereupon this Agreement shall terminate and neither party shall have any further liability hereunder, except as expressly set forth in paragraph 4(b) below.

             (b) Notwithstanding the terms of paragraph 4(a) above, if at any time within six (6) months after THI exercises its rights as set forth in paragraph 4(a) above, THI completes a Disposition of the Property, then Participant shall be entitled to an amount (which, when added to any amount paid pursuant to paragraph 4(a) does not to exceed $2.0 Million), which is the excess of the amount calculated under paragraph 3(a) over the amount paid under paragraph 4(a), whereupon this Agreement shall terminate and neither party shall have any further liability hereunder.

     5. Periodic Statements and Inspection Rights. THI shall deliver to Participant annual operating and financial statements with respect to the Property in such form as is then available within ninety (90) days following year end. In addition, Participant shall, upon reasonable advance written notice, have the right to review and inspect the books and records of THI with respect to the Property, at the sole cost and expense of Participant.

     6. Offset Rights. THI shall have the right to offset against any amounts due to Participant hereunder any amounts due from Participant under, and in accordance with, the Preferred Provider Agreement (as such term is defined in the Purchase Agreement) of even date herewith.

     7. Notices. All notices, requests, demands or other communications required or permitted under this Agreement shall be in writing and delivered personally or by certified mail, return receipt requested, postage prepaid, by telecopy or other facsimile transmission, or by overnight courier (such as Federal Express), addressed as follows:


If to Participant:                        With a copy to:
American Classic Voyages Co.              Two North Riverside Plaza, Suite 1515
Two North Riverside Plaza, Suite 200      Chicago, Illinois  60606
Chicago, Illinois  60606                  ATTN:  Fred Langtry, Esq.
ATTN:  Jordan B. Allen,                   FAX:  312/454-0335
Sr. VP/General Counsel
FAX:  312/466-6151





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If to THI:                                      With a copy to:
Thayer Hotel Investments L.P.                   Hogan & Hartson L.L.P.
410 Severn Avenue, Suite 314                    555 13th Street, N.W.
Annapolis, Maryland  21403                      Washington, DC  20004
ATTN:  Mr. William G. Moeckel                   ATTN:  Carol Weld King, Esq.
ATTN:  David J. Weymer, Esq.                    FAX:  202/637-5910
FAX:  410/268-1582

All notices given in accordance with the terms hereof shall be deemed received forty-eight (48) hours after posting, or otherwise when delivered. Either party hereto may change the address for receiving notices, requests, demands or other communication by notice sent in accordance with the terms of this Section 7.

     8. Modification. No provision of this Agreement may be changed, modified, terminated or waived except by a written instrument executed by both THI and Participant.

     9. No Member or Partner. By its execution of this Agreement, Participant does not become a member or partner of or with THI, and accordingly, Participant does not and shall not maintain that it owns an equity interest in the Property or that it is a partner of THI, whether for federal income tax purposes or otherwise.

     10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of THI and Participant and their respective successors and assigns.

     11. Remedies. Upon a default by either THI or Participant under this Agreement, the nondefaulting party shall have such rights and remedies as are available with respect thereto at law (but not in equity).

     12. Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Louisiana.

     13. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not in any way limit or amplify, and shall not be used to construe, the terms and provisions hereof.

     IN WITNESS WHEREOF, THI and Participant have executed and delivered this Agreement as of the date first above written.

                              THI

                              THI FQ L.P., a Delaware limited partnership

                              By:  /s/ David J. Weymer
                                   ---------------------------------------
                              Title:  Vice President
                                      ------------------------------------

                              PARTICIPANT
                              -----------

                              Great AQ Steamboat Co., a Delaware corporation

                              By:  /s/ Jordan B. Allen
                                   ------------------------------------------
                              Title: Vice President
                                     ----------------------------------------


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The following are attachments not contained herein:

A   Pro Forma Operating Income



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